SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)

ATP OIL & GAS CORPORATION

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

00208J10-8

(CUSIP Number)

DON A. SANDERS

600 Travis, Suite 3100

Houston, Texas 77002

(713) 224-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

.CUSIP No. 00208J10-8	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons/ I.R.S. Identification No. of Above Persons (entities only) Don A. Sanders

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place or Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,430 8. Shared Voting Power 141,838 9. Sole Dispositive Power 3,430 10. Shared Dispositive Power 141,838

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 145,260

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0.6%[1]

14.	Type of Reporting Person (See Instructions) IN

[1]	Based upon 24,505,316 shares issued and outstanding as of November 19, 2004, as set forth in the Issuer’s Form S-3 registration statement filed with the Securities and Exchange Commission on May 30, 2003.

CUSIP No. 00208J10-8	13D	Page 3 of 7 Pages

1.	Name of Reporting Persons/I.R.S. Identification No. of above persons (entities only) Sanders Opportunity Fund, L.P. Sanders Opportunity Fund (Institutional), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place or Organization Delaware limited partnerships

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00208J10-8	13D	Page 4 of 7 Pages

1.	Name of Reporting Persons/I.R.S. Identification No. of above persons (entities only) SOF Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place or Organization Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00208J10-8	13D	Page 5 of 7 Pages

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the common stock, par value $.001 per share (the “Common Stock”), of ATP Oil & Gas Corporation whose principal executive office is located at 4600 Post Oak Place, Suite 200, Houston, Texas 77027-9726.

Item 2.	Identity and Background

Don A. Sanders (“Sanders”) is the Vice Chairman and a director of Sanders Morris Harris Group, Inc. (“SMHG”) and a director of Sanders Morris Harris Inc., an investment-banking firm and wholly owned subsidiary of SMHG. The address of his principle office is 600 Travis, Suite 3100, Houston, Texas 77002. Mr. Sanders is a citizen of the United States.

Sanders Opportunity Fund, L.P. and Sanders Opportunity Fund (Institutional), L.P. (collectively, the “Funds”) are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is 600 Travis, Suite 3100, Houston, Texas 77002. Mr. Sanders serves as the Chief Investment Officer and as Chairman of the Partnerships’ Investment Committees.

SOF Management, LLC (the “General Partner”) is a Delaware limited liability company and the sole general partner of the Funds. The principal business of the General Partner is to act as general partner of the Funds. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002.

Neither Sanders, the Funds, nor the General Partner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Sanders, the Funds, or the General Partner during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or other Consideration

The funds used or to be used in making purchases of the Issuer’s Common Stock by Sanders are personal funds of Sanders.

Item 4.	Purpose of Transaction

The securities of the Issuer were acquired by Sanders for his own account, for the account of the Funds, and for the account of certain clients of Sanders (“Clients”) who have granted Sanders a discretionary authority to purchase and sell securities on their behalf, in open market

CUSIP No. 00208J10-8	13D	Page 6 of 7 Pages

transactions and privately negotiated transactions for the purposes of investment. Sanders, the Funds, and the Clients entered into these transactions for general investment purposes.

Sanders reviews continuously his equity interest in the Issuer and may or may not seek involvement in the Issuers affairs. Depending upon his evaluation of the Issuer’s business and prospects and upon future developments, Sanders, the Funds, Clients, or other entities that may be deemed to be affiliates of Sanders, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares of the Issuer. Any such additional purchases of the securities may be in open market or privately negotiated transactions or otherwise.

Except as described in this Item 4, the Reporting Persons have no present plans or proposals which relate or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change to the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer’s business or corporate structure, (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any actions similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

Beneficial Owner	Aggregate Number of Shares Owned		Percentage of Class
Sanders Opportunity Fund, L.P. and Sanders Opportunity Fund (Institutional), L.P.	0		0%
SOF Management, LLC	0	(1)	0%
Don A. Sanders	145,268	(2)	0.6%

(1)	Includes shares beneficially owned by the Funds.
(2)	Includes 3,430 shares owned directly by Sanders and 141,838 shares (“Client Shares”) beneficially owned by Clients from whom Sanders holds discretionary authority to purchase and sell securities on their behalf. In accordance with Section 240.13d-4, Sanders expressly declares that the filing of the Schedule shall not be construed as an admission that he is, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any Client Shares.

CUSIP No. 00208J10-8	13D	Page 7 of 7 Pages

(b) The number of shares of Common Stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference.

(c) No transactions were effected by the Reporting Person involving shares of Common Stock during the last 60 days.

(d) Sanders has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of the 3,430 shares of Common Stock he owns directly, while each applicable Client has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of the applicable Client Shares.

(e) The reporting person ceased to be the beneficial owner of more than five percent of the class of securities on or about August 1, 2003.

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Other than registration rights granted by the Issuer to register certain of the securities under the Securities Act of 1933, as amended, and as otherwise discussed in Item 4, the Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this filing is true, correct and complete.

Dated: March 23, 2004	/s/ Don A. Sanders

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).

Exhibit A

Schedule 13D Joint Filing Agreement

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct

In Witness Whereof, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth below.

Date: March 23, 2004

Signatures:
SOF Management, LLC

By	/s/ Don A. Sanders

Name: Don A. Sanders
Title: Manager and Chief Investment Officer

Sanders Opportunity Fund, L.P. and Sanders Opportunity Fund (Institutional), L.P.
By:	SOF Management, LLC, general partner

By	/s/ Don A. Sanders

Name:	Don A. Sanders
Title:	Manager and Chief Investment Officer